82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

June 30, 2004

PRESS RELEASE

Drilling commences on the "Big Hole" at Fishback; Ground gravity identifies an isolated gravity low target

VANCOUVER, BRITISH COLUMBIA – Core drilling has commenced on the "Big Hole" kimberlite target in Awry Lake, on GGL Diamond Corp.'s (GGL) 100%-owned Fishback property in the Northwest Territories. A single drill hole collared from land and inclined at 45 degrees into the "Big Hole" is being drilled. This hole will be drilled greater than 600 metres in length and take at least three weeks to complete.

A recent ground gravity survey over this target has identified an isolated gravity low, between 500 and 900 metres in diameter correlating to the 75 metre deep, steep-walled "Big Hole". This information lends additional support for this target, which has been modeled as a bedrock conductor similar to known kimberlites (Press Release, June 7, 2004).

Previous exploration work in the Awry Lake area revealed the presence of kimberlite indicator minerals and granite breccia boulders (containing kimberlitic indicator minerals) down ice of the "Big Hole". The combination of the new ground gravity data together with the electromagnetic modeling has provided compelling geophysical evidence to support the Company's interpretation of the "Big Hole" as a kimberlitic target.

Located 70 kilometres northwest of Yellowknife, this claim area is owned 100% by GGL. The "Big Hole" was first identified in 2000, when seismic and bathymetric surveys revealed an unusually deep, steep-walled depression in the lake. The lake itself is 75 metres deep with a relatively flat bottom approximately one kilometre across. Since 2000, the Company has continued its exploration through indicator mineral sampling and various geophysical survey methods.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

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